Corporate Office

7575 West Jefferson Blvd.

Fort Wayne, Indiana 46804

(260) 969-3500

(260) 969-3591 fax

www.steeldynamics.com

May 8, 2012

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention: Mr. John Cash, Accounting Branch Chief

RE            Staff Comments Regarding Steel Dynamics, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2011, filed February 27, 2012 and Definitive Proxy Statement on Schedule 14A, filed March 30, 2012.

SEC File No. 0-21719

Dear Mr. Cash:

On behalf of Steel Dynamics, Inc. (the “Registrant”), I am pleased to provide the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in the letter dated May 1, 2012 (the “Comment Letter”), with respect to our referenced filings.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.  All page numbers refer to the page numbers contained in the referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Signatures, page 106

1.              In future filings please ensure that the Form 10-K is also signed by the controller or principal accounting officer.  Refer to General Instruction D(2)(a) to Form 10-K.

In future filings, the Registrant will note that the Chief Financial Officer also occupies the position of the Registrant’s principal accounting officer as allowed by General Instruction D(2)(b) to Form 10-K.  If this changes in the future, Registrant will ensure the additional signature will be provided by the controller or principal accounting officer.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Related Information, page 36

Compensation Discussion and Analysis, page 36

Annual Incentive Compensation, page 45

Award Measures, page 46

2.              Please tell us and in future filings quantify the “Average Stockholder Equity” value the committee uses for purposes of determining the size of the bonus pool.  Refer to Item 402(b)(1)(v) of Regulation S-K.  In addition, please tell us what consideration you have given to quantifying the Minimum and Maximum ROA Targets in accordance with Item 402(b)(2)(v) of Regulation S-K.

For purposes of the Steel Dynamics, Inc. 2008 Executive Incentive Compensation Plan, the calculation used to determine the Registrant’s “Average Stockholders Equity” is the sum of the Registrant’s consolidated ending Total Equity (as reported on the Registrant’s balance sheet according to U.S. generally accepted accounting principles) plus Redeemable Noncontrolling Interests (as reported on the Registrant’s balance sheet according to U.S. generally accepted accounting principles) for the month ending on December 31st of the prior fiscal year and each month in the fiscal year being measured divided by thirteen (the number of months included).

Average Stockholders Equity = (Total Equity + Redeemable Noncontrolling Interests) for each month

13 months

For 2011, the Registrant’s Average Stockholders Equity was $2.3 billion.

The primary considerations included in determining the Minimum and Maximum ROA Targets are as follows:

a)             the amount of capital assets required to operate and maintain the respective division or business unit;

b)             the expected financial margin that a specific division or business unit has the opportunity to achieve in both moderate and exceptional market environments; and

c)              the materiality of the contribution that a specific division or business unit may have on the consolidated financial results of the Registrant.

In future filings, the Registrant will provide the additional disclosure.

2011 Directors Compensation Table, page 60

3.              With a view towards future disclosure, please provide us with a narrative to the directors’ compensation table.  The narrative should explain the material factors necessary to an understanding of the directors’ compensation.  Specifically, please (i) describe the standard compensation arrangement, and to the extent a director has a different compensation arrangement, identify that director and describe the terms that arrangement, and (ii) explain whether the fees represent meeting attendance fees, committee service fees or fees related to services as a chairman of the board or of a committee.  Refer to Item 402(k)(3) of Regulation  S-K.

For 2011, the standard compensation arrangements for the non-employee members of the Registrant’s Board of Directors were as follows:

•                  An annual cash retainer of $75,000 earned and payable quarterly,

•                  In lieu of individual meeting fees, an annual cash retainer based on committee participation as follows:

	Chair	Member
Audit Committee	$20,000	10,000
Compensation Committee	15,000	7,500
Governance Committee	12,000	6,000
Succession Committee	12,000	6,000

•                  An annual equity award, consisting of deferred stock units, with a grant date fair value of $90,014.  Each non-employee director is required to defer receipt of the award for either one year, five years, or until one year following his retirement from the Registrant’s board of directors.

In 2011, the Registrant did not have any terms or arrangements with any of the non-employee directors that were unique to an individual non-employee director, except as follows: the Registrant provided an annual cash retainer of $60,000 to the lead independent director.

In future filings, the Registrant will provide this disclosure and any material factors necessary to an understanding of the compensation of the members of the Registrant’s Board of Directors consistent with the requirements of Item 402(k)(3) of Regulation S-K.

In addition, the Registrant acknowledges the following:

•                    The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your prompt attention to this response.  If you, or any other member, of the Staff has any further questions or comments concerning these responses, please telephone the undersigned at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler

Theresa E. Wagler
Chief Financial Officer